FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a- 16 or 15d- 16 of

the Securities Exchange Act of 1934

For the month of October 2014

CGG

Tour Maine Montparnasse - 33 Avenue du Maine – BP 191 - 75755 PARIS CEDEX 15

(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

Sercel extends frontiers of downhole operations with launch of GeoWave II

Paris, France - 27th October 2014

Sercel announced today the launch of GeoWave® II, an innovative new downhole seismic tool for conducting safe and efficient Vertical Seismic Profile (VSP) and hydraulic fracture monitoring surveys in the most hostile well environments.

GeoWave II is the industry’s first digital multi-level array specifically designed for high-temperature, high-pressure wells. It is capable of continuous data acquisition at temperatures of up to 400°F/205°C and is pressure-rated to 25,000 psi/1,725 bar. With new optimized high-speed telemetry, up to 120 levels can be safely deployed on standard wireline for hotter and deeper reservoirs. GeoWave II can also be configured to provide the longest array (3000m) in the market by using larger intertool spacing.

Optimized for seismic surveys and microseismic applications, GeoWave II is the most versatile tool, allowing downhole operations to be conducted in any well type with a diameter of 3’’ to 22’’, and is compatible with downhole tractor systems for deployment in highly deviated and horizontal wells. It is manufactured to the highest standards with material and components designed to withstand high-pressure/high-temperature environments for prolonged periods without the need for a cooling system. It features system testing and monitoring capabilities and also allows easy deployment and safe retrieval in all conditions.

Pascal Rouiller, Sercel CEO, said: “We are proud to add a new cutting-edge product to our suite of downhole tools, demonstrating once again Sercel’s commitment to offer our customers new technologies in all our market segments. The new GeoWave II is our response to the E&P industry’s growing need to deploy larger arrays in more hostile conditions for applications ranging from microseismic monitoring in deeper shale plays to 3D VSP surveys in challenging environments.”

About CGG

CGG (www.cgg.com) is a fully integrated Geoscience company providing leading geological, geophysical and reservoir capabilities to its broad base of customers primarily from the global oil and gas industry. Through its three complementary business divisions of Equipment, Acquisition and Geology, Geophysics & Reservoir (GGR), CGG brings value across all aspects of natural resource exploration and exploitation.

CGG employs over 9,500 people around the world, all with a Passion for Geoscience and working together to deliver the best solutions to its customers.

CGG is listed on the Euronext Paris SA (ISIN: 0000120164) and the New York Stock Exchange (in the form of American Depositary Shares. NYSE: CGG).

Contacts

Group Communications Christophe Barnini Tel: + 33 1 64 47 38 11 E-Mail: : invrelparis@cgg.com	Investor Relations Catherine Leveau Tel: +33 1 64 47 34 89 E-mail: : invrelparis@cgg.com

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO CGG’S REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384, NO. 333-158684, NO. 333-166250, NO. 333-173638, NO. 333-188120 AND NO. 333-197785) AND THE PROSPECTUS CONTAINED IN CGG’s REGISTRATION STATEMENT ON FORM F-4 (REGISTRATION STATEMENT NO. 333-197261) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CGG has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date October 27th, 2014	By /s/ Stéphane-Paul FRYDMAN
S.P. FRYDMAN
Corporate Officer & CFO